

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

**DIVISION OF
CORPORATION FINANCE**

May 26, 2011

<u>Via Facsimile</u>
David B. Dillon
Chief Executive Officer
The Kroger Co.
1014 Vine Street
Cincinnati, OH 45202

      **Re: The Kroger Co.
           Form 10-K for Fiscal Year Ended January 29, 2011
           Filed March 29, 2011
           File No. 1-303**

Dear Mr. Dillon:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ William H. Thompson

                          William H. Thompson
                          Accounting Branch Chief